UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2021
Commission File Number: 001-40360
MIND MEDICINE (MINDMED) INC.

(Name of registrant)
One World Trade Center
Suite 8500
New York, New York 10007
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☐ Form 20-F	☒ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MIND MEDICINE (MINDMED) INC.
(Registrant)
Date: April 27, 2021
By:
/s/ Jamon Alexander (“JR”) Rahn

Name:    Jamon Alexander (“JR”) Rahn
Title:    Chief Executive Officer

Form 6-K Exhibit Index
Exhibit Number	Document Description
99.1	Management Information Circular
99.2	Notice of Annual Meeting
99.3	Form of Proxy
99.4	Voting Instruction Form
99.5	Notice of Availability of Proxy Materials